                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check one)

/   / Form 10-K and Form 10-KSB   /   / Form 11-K       /   / Form 20-F

/ X / Form 10-Q and Form 10Q-SB   /   / Form N-SAR


         For Period Ended:  March 31, 2000

         /   /    Transition Report on Form 10-K and Form 10-KSB

         /   /    Transition Report on Form 20-F

         /   /    Transition Report on Form 11-K

         /   /    Transition Report on Form 10-Q and Form 10-QSB

         /   /    Transition Report on Form N-SAR

         For Transition Period Ended :
                                       --------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:



                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant:   Sonus Communication Holdings, Inc.

         Former Name:
         Former Name:
         Former Name:

         Address of Principal Executive Office (STREET AND NUMBER):

                 1600 Wilson Boulevard, Suite 1008

         City, State and Zip Code:   Arlington, VA  22209

                                     PART II
                            RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                  / X / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  / X / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

                  / / (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company is currently in the process of transitioning its international long distance operations from its Virginia office to its New York office and closing its Virginia office, which currently contains the Company's corporate and administrative departments. As a result of and concurrent with the transitioning of its long distance operations, the Company has experienced significant personnel changes. In addition, the Company's current financial situation is such that it has limited cash resources. The Company was unable to timely file its 10-Q because of the disruptions these transitions have caused and because the Company needed to devote its limited personnel and cash resources to the effective transitioning of its business operations and to continue its business operations.

         The Company is currently seeking financing, but cannot provide any assurances that any such financing will be obtained on terms favorable to the Company or at all. A failure to obtain such financing within the next two weeks will have a material adverse effect on the Company, its business, financial condition and results of operations and its ability to continue as a going concern.

         The Company is unable to timely file its quarterly report on Form 10-Q without unreasonable effort and expense and seeks relief under Rule 12b-25(b) of the Securities Exchange Act of 1934. The Company intends to file its Form 10-Q on or before May 19, 2000.

                                     PART IV
                                OTHER INFORMATION

     (1)  Name and telephone person to contact in regard to this notification


           W. Todd Coffin                      (212)             832-0130
          ----------------                   -----------------------------------
             (Name)                          (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  / X /  Yes        /   /  No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                  /   /  Yes        / X /  No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                        Sonus Communication Holding, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: May 16, 2000                 By: /s/  Richard D. Rose
                                            ---------------------------
                                            Name: Richard D. Rose
                                            Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).